JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

June 12, 2025

Ms. Christina DiAngela Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Fettig:

You provided a follow up comment relating to the annual shareholder report filings on Form N-CSR (the “Shareholder Reports”) with respect to the Trust and its series, the Kingsbarn Dividend Opportunity ETF for the fiscal year ended October 31, 2024, and the Kingsbarn Tactical Bond ETF (each a “Fund” and collectively, the “Funds”) for the fiscal year ended November 30, 2024, as filed with the U.S. Securities and Exchange Commission on January 8, 2025 and February 6, 2025, respectively. This letter responds to the follow-up comment and is being submitted to you in a correspondence filing.

1.	Comment: The Staff reissues comment 5 and requests that for the Kingsbarn Dividend Opportunity ETF, please explain why the Annual Financial Statements FY ’24 link on the Fund’s website does not contain the information in the N-CSR and ensure that the website is updated promptly to include the required information?

Response: The Fund’s administrator has advised that there was an administrative error in the initial .pdf document that was provided to the investment adviser, which did not include the investment advisory agreement renewal language. The administrator has advised that the correct report with the disclosure is on the website at this time.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively